CERULEAN GROUP, INC.

Krizikova 22, Prague 8, 18600, Czech Republic

February 5, 2013

Ms. Allicia Lam

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Cerulean Group, Inc.

        Registration Statement on Form S-1

        Filed January 4, 2013

        File No. 333-185891

Dear Ms. Lam,

We received your letter dated January 31, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 4, 2013:

General

1. Please consider describing the extent to which any of the exemptions available to you as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act are available to you as a Smaller Reporting Company.

Response:  We have described the exemption available to us in accordance with the comment of the Commission.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There was no communication that we, or anyone authorized to do so on our behalf, presented to potential investors. There are no any research reports about as that are published or distributed and there are no any brokers or dealers that are participating or will participate in our offering.

3.           Given that your assets consist solely of cash and it appears that you have nominal operations, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations. Alternatively, tell us why you do not believe you are a shell company.

Response:  We do not believe that we are a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that we can be classified as a company having “no or nominal operations”.  From inception, the Registrant’s management has devoted a significant amount of time to form the company and to develop its business plan. In furtherance of the Registrant’s planned business, the Registrant’s management researched the existing internet market for self-travelers and backpackers and analyzed the existing competitor’s websites. As a result we came to conclusion that there is a demand for a planned website and there is opportunity to build a profitable website for self-travelers and backpackers.

In addition, the Registrant’s management looked for potential website developers and identified Alexey Ivanov who will develop our website. And finally, on December 20, 2012, the Registrant executed an Independent Contractor Agreement with Alexey Ivanov. The Registrant does not believe that the above-mentioned activities and the various other activities it has undertaken in the furtherance of its planned business can be classified as having “no or nominal operations”.

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4.                It appears that there is another business named “The Cerulean Group” that provides Mac-centric information technology solutions for small businesses in West Michigan. Please revise to include disclosure to eliminate any possible confusion with the other company or tell us why you believe such disclosure is not necessary.

Response:  We have revised to include the following disclosure on the Prospectus cover page:

We have no any associations or connections with another business named “The Cerulean Group” that provides Mac-centric information technology solutions for small businesses in West Michigan.

Prospectus Summary, page 5

5.               Please revise to describe briefly here the website you intend to develop and operate, how you intend on generating revenues, your plan of operation, your business plan and any steps you have taken to develop your business.  Please also revise to describe the material terms of your independent contractor agreement.

Response:  We have revised to describe briefly the website we intend to develop and operate, how we intend on generating revenues, our plan of operation, our business plan and steps we have taken to develop our business.  We also revised to describe the material terms of our independent contractor agreement.

6.              We note your statement here and on page 16 that you require a minimum of $25,000 for the next twelve months to implement your plan of operations.  However, please clarify that this $25,000 is not inclusive of the minimum of $10,000 of additional funding you state you will be required to pay for ongoing SEC filing requirements. Please also tell us how you determined you require a minimum of $25,000 to implement your plan of operations, given the material costs indicated for your plan of operation on page 15.

Response:  We have clarified that required $25,000 is not inclusive of the minimum of $10,000 of additional funding we state we will be required to pay for ongoing SEC filing requirements.

Risk Factors, page 6

Risks Associated to Our Business

 Due to the Lack of a Trading Market…,  page 10

7.              We note your statement that you intend to apply to have your common stock quoted on the OTC Bulletin Board.  We note further that you currently have only one shareholder, and that, given the size of your proposed offering, it appears likely that you will have fewer than 300 shareholders following the completion of the offering. Please consider adding appropriate risk factor disclosure to explain the automatic reporting suspension of Section 15(d) of the Exchange Act and the potential effects on the company and its investors, including with respect to your ability to have the price of your securities quoted on the OTC Bulletin Board.

Response:  We have added a risk factor in accordance with the comment of the Commission.

The Company’s Investors May Suffer Future Dilution…,  page 11

8.              We note your statement that 5,000,000 shares of common stock are currently issued and outstanding and your statement that if you sell the 5,000,000 shares being offered in this offering, you would have “5,300,000 shares issued and outstanding.” Please revise to clarify this discrepancy.

Response:  We have revised this risk factor in accordance with the comment of the Commission.

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Use of Proceeds, page 12

9.  We note your statement that if necessary, your president and director has verbally agreed to loan you funds. Please revise to clarify that Ms. Didenko has no formal commitment, arrangement or legal obligation to advance or loan funds to you, as you indicate on page 7.

Response:  We have revised our prospectus in accordance with the comment of the Commission.

10.   We note your disclosure on page 17 that should the company fail to sell less than 25% of the shares under this offering, the company would be forced to scale back or abort completely the implementation of the 12-month plan of operation. Given this and that no minimum number of shares must be sold in order for the offering to proceed, please tell us why your presentation at 25%, 50%, 75% and 100% of the shares sold is appropriate, or revise your presentation to include your use of proceeds assuming a smaller percentage of shares sold.  For example, consider also presenting the use of proceeds assuming 10% of the shares being offered are sold.

Response:  We have included our use of proceeds assuming 10% of the shares being offered are sold.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 14

11.   Please clarify the timeframe in which you intend to begin developing your website and the expected timeframe for when your website will be operational.  For example, we note here you state that you intend to begin developing your website in the second to fifth months following the completion of your offering.  However, on page 19, you indicate that you executed an agreement with an independent contractor on December 20, 2012 for the development of your website and that the contractor, Mr. Ivanov, “agrees to deliver final version of the website no later than 4 months after receiving the Retainer payment.”

Response:  We have clarified the timeframe in which we intend to begin developing your website and the expected timeframe for when our website will be operational.

Description of Business

Marketing, page 18

12.  Please ensure that your disclosure clearly indicates the steps you have taken in developing your business.  For example, we note your statement on page 18 that you “plan to contract an independent web designing company” and your description of your contract with your independent contractor on page 19. Please revise to clarify if you intend on entering into another contract with an independent web designing company beyond your contract with Alexey Ivanov.

Response:  We have revised to clarify that our sole officer and director, Olesya Didenko will be in charge of registering our web domain.

Index to the Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

13.  Please have your independent registered public accounting firm revise the explanatory paragraph of the audit opinion to express its conclusion that “substantial doubt exists about the Company’s ability to continue as a going concern” or similar wording that includes the terms substantial doubt and going concern. Refer to paragraphs 12 and 13 of AU Section 341.

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Response:  Our independent registered public accounting firm has revised the explanatory paragraph of the audit opinion in accordance with the comment of the Commission.

Exhibit 5.1

13.  We note that the legal opinion indicates that counsel “has acted as special counsel to the Company for the limited purpose of rendering this opinion” and that counsel was “not engaged to prepare any portion of the Registration Statement.” Please clarify to us counsel’s relationship, given that Mr. Polis’ contact information appears on the registration statement facing page.

Response:  Our counsel has acted as special counsel to the Company for the limited purpose of rendering his opinion and the counsel was not engaged to prepare any portion of the Registration Statement. We have removed his contact information from the registration statement facing page.

14.  We note that the legal opinion indicates that counsel “express[es] no opinion as to the accuracy or adequacy of the disclosure contained in the Registration Statement.”  Please provide us with your analysis as to why this disclaimer is necessary and appropriate.

Response:  Our counsel has deleted this disclaimer and we have filed an updated opinion.

15.  Counsel has assumed that due authorization by all requisite action, corporate, limited liability company or other, and the due execution and delivery by such parties of such documents and that, to the extent such documents purport to constitute agreements; such documents constitute valid and binding obligations of such parties. This assumption appears to be overly broad. Please provide us with support that such assumption is necessary.

Response:  Our counsel has deleted this assumption and we have filed an updated opinion.

16.  We note that the legal opinion is dated January 3, 2012.  Please provide an updated opinion.

Response:  We have filed an updated opinion.

Please direct any further comments or questions you may have to us, at ceruleangroup@gmail.com

Thank you.

Sincerely,

/S/ Olesya Didenko

Olesya Didenko, President

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